Pulmatrix, Inc.

99 Hayden Avenue, Suite 390

Lexington, MA 02421

781-357-2333

February 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulmatrix, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-229092

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pulmatrix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits thereto (the “Registration Statement”), that was originally filed with the Commission on December 28, 2018. The Company is seeking withdrawal of the Registration Statement as it has determined not to utilize the Registration Statement for an offering at this time.

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Rick A. Werner of Haynes and Boone, LLP, by email at rick.werner@haynesboone.com or by facsimile at (212) 918-8989. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact the Company’s counsel, Haynes and Boone, LLP, attention: Rick A. Werner at (212) 659-7300.

Very truly yours,

Pulmatrix, Inc.

By:	/s/ Robert Clarke
Name: Robert Clarke
Title: Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP